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SEC FILE NUMBER
8 - 69996

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Trading L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Maude, Suite 208
(No. and Street)

Sunnyvale (City) California (State) 94085 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Silverman (405) 990-1940
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank, Rimerman + Co. LLP
(Name -- *if individual, state last, first, middle name*)

60 South Market Street, Suite 500 (Address) San Jose (City) California (State) 95113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

SEC Mail Processing

MAR 0? 2019

Washington, DC

RMS

OATH OR AFFIRMATION

I, David Silverman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Trading L.P., as of December 31 ,2018, are true and correct. I further swear (or affirm) that neither the company that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SUNIL SEHGAL
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 16, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
MAR 01 2019
Washington, DC

Alpha Trading L.P.

CONTENTS

Independent Auditors' Report	1-2
Financial Statements	
Statement of Financial Condition	3
Notes to Financial Statements	4-7

Frank, Rimerman + Co. LLP

Certified
Public
Accountants

Palo Alto
San Francisco
San Jose
St. Helena

To the Partners
Alpha Trading, L.P.
Sunnyvale, California

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpha Trading L.P. (a Delaware limited partnership) (the Partnership) as of December 31, 2018, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since August 11, 2017.

Frank, Rimerman & Co. LLP

San Jose, California
February 27, 2019

Alpha Trading L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Current assets		
Cash	$	1,032,742
Due from clearing broker		2,162,383
Rebates receivables		172,440
Due from related party		7,112
Prepaid expenses and other assets		30,459
Total current assets		3,405,136
Property and Equipment, net		13,831
Total assets	$	3,418,967
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	107,063
Due to related parties		352,775
Trading payables		38,013
Total liabilities		497,851
Partners' capital		2,921,116
Total liabilities and partners' capital	$	3,418,967

See accompanying notes to financial statements

1. Nature of Business, Business Risk Factors and Management's Plans Regarding Future Operations

Alpha Trading L.P. (the "Partnership") is a limited partnership organized under the laws of the state of Delaware on May 31, 2017(inception). The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the Chicago Stock Exchange ("CHX"). The Partnership was formed for the purpose of engaging in proprietary investment, trading and market making and trades exclusively with other brokers and dealers on securities exchanges and other regulated markets. The Partnership's headquarters and principal place of business is in Sunnyvale, California. The Partnership commenced its trading operations in October 2017.

In October 2017, the Partnership registered with the BATS Exchange and began operating as a market maker. Further, the Partnership began clearing its trading activities through ABN AMRO Clearing Chicago, LLC ("AACC"). The Partnership has entered into a joint back office ("JBO") with AACC and filed a Notice Pursuant to SEC Rule 15c3-1(a)(6). The Partnership is now operating as a registered market maker and has a minimum net capital requirement of $100,000. The Partnership makes markets in approximately 175 securities for the year ended December 31, 2018.

The Partnership is subject to those risks common in the technology and financial services industries, including, but not limited to, the possibility of not being able to successfully develop or commercialize its products, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed. The Partnership may incur trading losses related to the purchase or sale of securities products. From time to time, the Partnership may have large positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions could impact the Partnership's financial results. The Partnership may also be subject to consequences of capital market regulation.

The Partnership has incurred losses from operations since inception and has relied on partners' capital contributions to fund its operations. At December 31, 2018, the Partnership has partners' capital of $2,921,116. Management believes the Partnership will be able to increase revenues and manage expenditures. The limited partner of the Partnership has committed in writing to provide additional capital contribution of $4,000,000 to fund the Partnership's operations. Management believes the commitment of ongoing financial support will provide sufficient resources to fund planned operations and meet the Partnership's obligations through at least March 1, 2020.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Partnership's sources of revenue consist of exchange rebates, plus/minus trading gains/losses. The Partnership recognizes the rebates and trading realized and unrealized gains or losses on a trade date basis, all of which are reflected in revenues. The Partnership trades on a proprietary basis only. Due to its trading strategy, the Partnership earns de minimis amounts of dividends.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*. This accounting standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers to reflect the consideration to which the entity expects to be entitled to in exchange for goods and services.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The standard replaces most existing revenue recognition guidance under GAAP. Topic 606 is effective for the Partnership as of December 15, 2017 and permits the use of either a retrospective or cumulative effect transition method. The Partnership evaluated the effect Topic 606 will have on its financial statements and related disclosures and determined that the activities of the Partnership are out of scope of the standard.

Partners' Capital and Allocation of Income or Loss

The Partnership is owned 100% by the Limited Partner. The Limited Partners' liability for the Partnership debts and obligations shall be limited to its capital contributions and all profits and income thereon, whether or not previously paid to them. Save to that extent, the General Partner shall be liable for the Partnership's debts and obligations.

Profits and losses of the Partnership attributable to investments of the Partnership shall be allocated to the Limited Partner.

Income Taxes

The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the partners for federal and state income tax purposes. Accordingly, the Partnership has not provided for federal and state income taxes.

At December 31, 2018, management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. For the year ended December 31, 2018 the Partnership incurred approximately $800 in State of California Franchise fees.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Rebates Receivables

The Partnership clears all of its proprietary transactions through ABN AMRO Clearing Chicago LLC (the "Clearing Broker") on a fully disclosed basis.

Rebates receivable amounts are due from exchanges with which the Partnership transacts for its proprietary securities trading. Such receivables are deemed to be fully collectible. Floor brokerage, exchange and clearing fees recorded as trading operations expense represents fees incurred in relation to the Partnership's proprietary securities trading.

The amounts receivable from the clearing broker relate to the aforementioned transactions. The Partnership has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Net Capital Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Partnership's net capital was $2,697,274, which was $2,597,274 in excess of its minimum requirement of $100,000.

5. Joint Back Office Arrangement

The Partnership has a joint back office ("JBO") arrangement with its Clearing Broker. The Partnership notified CHX of the JBO arrangement and the Partnership maintains an ownership interest in the clearing broker pursuant to Regulation T of the Federal Reserve Board, Section 220.7. The Partnership maintains a minimum liquidating equity of $1,000,000 in the JBO arrangement.

6. Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Partnership with portfolio financing. Such financing is essential for the Partnership to meet its proprietary trading objective.

The Partnership maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Securities Exchange Commission Rule 15c3-3

The Partnership is not technically exempt from Securities Exchange Commission Rule 15c3-3. However, because the Partnership is a proprietary trading firm only, the Partnership has no clients and does not hold client accounts. Therefore, the Partnership does not maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. Related Party Transactions

Pursuant to a Lease and Support Agreement, in effect as of October 16, 2017 and then amended as of March 1, 2018, entered into between Alpha Trading L.P. (the Partnership) and an affiliated entity, the Partnership leases certain products and receives certain services from such affiliate, in consideration for fees, payable on a quarterly basis ("the Total Consideration"). The Partnership incurred $258,661 in fees in connection to the Lease and Support Agreement in the year ended December 31, 2018. The Partnership owes the affiliated party $23,061 at December 31, 2018.

Pursuant to a Services Agreement, in effect as of October 16, 2017, entered into between the Partnership and its general partner, the Partnership receives certain services from such entity, in consideration for an amount equal to all costs and expenses incurred by such entity in connection with the provision of the services to the Partnership plus an *amount constituting 5% of such costs, as fully detailed therein. The Partnership incurred $1,869,960 in fees in* connection to the Services Agreement in the year ended December 31, 2018. The Partnership owes the general partner $322,602, net of $7112 due from the general partner, at December 31, 2018.

9. Leases

In August 2018, the Partnership opened a second location and entered into an operating lease for the new office space which expires on July 31, 2019. The fixed minimum rent payable by the Partnership from the commencement date through the expiration date of the lease is $5,500. Minimum rent is payable in equal monthly installments of $500. Rent expense for the new office is $2,000 for the year ended December 31, 2018.

The schedule minimum lease payments under the lease agreement for the year ended December 31, 2019 is $3,500.

10. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2019. Subsequent events have been evaluated through this date.

Alpha Trading LP

SEC Mail Pr

MAR 01

Washingtor

February 28, 2019

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: Annual Audit Report
December 31, 2018
File No. 8-69996

To whom it may concern:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

David Silverman
Chief Executive Officer

333 W. Maude Ave., Suite 208, Sunnyvale, CA, 94085 P: 408-990-1940 F: 408-990-1960